Exhibit 99.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of TC PipeLines GP, Inc., General Partner of TC PipeLines, LP:

We have audited the accompanying consolidated balance sheets of TC PipeLines GP, Inc. (a Delaware corporation) as of December 31, 2007 and 2006. These consolidated balance sheets are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated balance sheets based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the balance sheets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheets. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated balance sheets referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006 in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Chartered Accountants
Calgary, Canada
April 23, 2008

CONSOLIDATED BALANCE SHEETS

TC PipeLines GP, Inc.

December 31 (millions of dollars)	2007	2006

Assets
Current assets
Cash and short-term investments	8.8	4.9
Accounts receivables and other	4.2	2.5
Due from affiliate (Note 11)	1.8	6.0
	14.8	13.4

Investment in Great Lakes (Note 3)	721.1	-
Investment in Northern Border (Note 4)	541.9	561.2
Plant, property and equipment (Note 6)	134.1	127.0
Goodwill (Note 7)	81.7	79.2
Other assets	2.1	3.3
	1,495.7	784.1

Liabilities and Stockholder's Equity
Current liabilities
Bank indebtedness	1.4	-
Accounts payable	4.8	3.3
Accrued interest	3.0	1.3
Due to affiliates (Note 11)	4.4	3.1
Current portion of long-term debt (Note 8)	4.6	4.7
	18.2	12.4

Long-term debt (Note 8)	568.8	463.4
Hedging deferrals	9.9	-
Deferred income tax (Note 9)	21.7	18.6
	618.6	494.4

Non-controlling interests (Note 7)	832.6	266.3

Stockholder's equity (Note 10)
Common stock ($0.01 par value per share; 1,000 shares authorized; 100 shares issued)	-	-
Additional paid-in capital	22.2	18.2
Retained earnings	23.7	4.9
Accumulated other comprehensive (loss)/income	(1.4)	0.3
	44.5	23.4
	1,495.7	784.1

The accompanying notes are an integral part of these consolidated balance sheets.

NOTES TO CONSOLIDATED BALANCE SHEETS

Note 1    Organization
TC PipeLines GP, Inc. (the GP), a Delaware corporation, was formed by TransCanada PipeLines Limited in December 1998 to become the general partner of TC PipeLines, LP (the LP), a Delaware limited partnership. The GP and the LP are collectively referred to herein as the Company. On May 15, 2003, TransCanada PipeLines Limited became a wholly-owned subsidiary of TransCanada Corporation (collectively referred to herein as TransCanada). The GP is a wholly-owned subsidiary of TransCanada.

The GP holds a two per cent general partner interest in the LP and also owns 2,035,106 common units, representing an effective 7.7 per cent limited partner interest in the LP at December 31, 2007. By virtue of the GP’s performance of all management and operating functions required by the LP pursuant to the Amended and Restated Agreement of Limited Partnership of TC PipeLines, LP (Partnership Agreement), the GP has control of the operating and financial policies of the LP.

The LP is a publicly traded partnership. Common units of the LP are listed on the NASDAQ Global Market and are quoted for trading under the symbol “TCLP.” As at December 31, 2007 the LP owned a 46.45 per cent general partner interest in Great Lakes Gas Transmission Limited Partnership (Great Lakes), a 50 per cent general partner interest in Northern Border Pipeline Company (Northern Border) and wholly-owned Tuscarora Gas Transmission Company (Tuscarora).

Great Lakes owns a 2,115-mile interstate pipeline that transports natural gas from TransCanada at the Canadian border near Emerson, Manitoba across Minnesota, Northern Wisconsin and Michigan, and redelivers gas to TransCanada at the Canadian border at Sault Ste. Marie, Michigan and St. Clair, Michigan. Northern Border owns a 1,249-mile interstate pipeline system that transports natural gas from the Canadian border near Port of Morgan, Montana to a terminus near North Hayden, Indiana. Tuscarora owns a 240-mile interstate pipeline system that transports natural gas from Malin, Oregon, where it interconnects with facilities of Gas Transmission Northwest Corporation, a wholly-owned subsidiary of TransCanada, to Northwestern Nevada.

Note 2    Significant Accounting Policies
a)	Basis of Presentation and Use of Estimates
The accompanying consolidated balance sheets and related notes present the financial position of the Company as of December 31, 2007 and 2006. The preparation of consolidated balance sheets in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheets. Although management believes these estimates are reasonable, actual results could differ from these estimates. Amounts are stated in United States dollars. Certain comparative figures have been reclassified to conform to the current year’s presentation.

b)	Principles of Consolidation
The consolidated balance sheets include the accounts of the GP and the LP. The GP controls the operations of the LP through its two per cent general partner interest. All significant intercompany transactions and accounts have been eliminated on consolidation. The Company uses the equity method of accounting for its investments in Great Lakes and Northern Border, over which it is able to exercise significant influence. The Company accounted for its investment in Tuscarora using the equity method until December 19, 2006. On this date, the Company acquired an additional 49 per cent general partner interest in Tuscarora and, as a result of acquiring a controlling interest in Tuscarora, began to consolidate Tuscarora’s operations.

c)	Cash and Short-Term Investments
The Company’s short-term investments with original maturities of three months or less are considered to be cash equivalents and are recorded at cost, which approximates market value. At December 31, 2007, $0.7 million of the Company’s cash is restricted (2006 - $0.6 million).

d)	Plant, Property and Equipment
Plant, property and equipment relates solely to Tuscarora and is stated at original cost. Costs of restoring the land above and around the pipeline are capitalized to pipeline facilities and depreciated over the remaining life of the related pipeline facilities. Depreciation of pipeline facilities and compression equipment is provided on a straight-line composite basis over the estimated useful life of the pipeline of 30 years and of the compression equipment of 25 years. Metering and other is depreciated on a straight-line basis over the estimated useful lives of the equipment, which range from 3 to 30 years. Repair and maintenance costs are expensed as incurred. Costs that are considered a betterment are capitalized. An allowance for funds used during construction, using the rate of return on rate base approved by the Federal Energy Regulatory Commission (FERC), is capitalized and included in the cost of plant, property and equipment.

Long-lived assets are assessed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is assessed by comparing the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of such assets exceed the fair value of the assets.

e)	Revenue Recognition
Transmission revenues are recognized in the period in which the service is provided. When rate cases are pending final Federal Energy Regulatory Commission (FERC) approval, a portion of revenue collected is subject to possible refund. As of December 31, 2007, the Company has not recognized any transmission revenue that is subject to refund.

f)	Income Taxes
The Company follows the liability method of accounting for income taxes in accordance with Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes” (SFAS 109). Under SFAS 109, deferred income taxes are recorded based upon differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the underlying assets are received and liabilities settled.

g)	Acquisitions and Goodwill
The Company accounts for business acquisitions using the purchase method of accounting and accordingly the assets and liabilities of the acquired entities are recorded at their estimated fair values at the date of acquisition. The excess of the purchase price over the fair value of net assets acquired is attributed to goodwill. Goodwill is not amortized for accounting purposes; however, it is tested on an annual basis for impairment, or more frequently if any indicators of impairment are evident.

h)	Derivative Financial Instruments and Hedging Activities
The Company utilizes derivative and other financial instruments to manage its exposure to changes in interest rates. Derivatives and other instruments must be designated as hedges and be effective to qualify for hedge accounting. Derivatives are recorded at their fair value at each balance sheet date. For cash flow hedges, unrealized gains or losses relating to derivatives are recognized as other comprehensive income. In the event that a derivative does not meet the designation or effectiveness criteria, any unrealized gain or loss on the instrument is recognized immediately in earnings.

If a derivative that previously qualified as a hedge is settled, de-designated or ceases to be effective, the gain or loss at that date is deferred and recognized in the same period and in the same financial statement category as the corresponding hedged transactions. If a hedged anticipated transaction is no longer probable to occur, related gains or losses are immediately recognized in earnings and amounts previously recognized in other comprehensive income are reclassified to earnings prospectively. Costs associated with the purchase of certain hedging instruments are deferred and amortized against interest expense.

i)	Asset Retirement Obligation
SFAS No. 143, Accounting for Asset Retirement Obligations, provides accounting requirements for the recognition and measurement of liabilities associated with the retirement of tangible long-lived assets. Under the standard, these liabilities are recognized at fair value as incurred and capitalized as part of the cost of the related tangible long-lived assets. Accretion of the liabilities due to the passage of time is classified as an operating expense. Retirement obligations associated with long-lived assets included within the scope of SFAS No. 143 are those for which a legal obligation exists under enacted laws, statutes, ordinances, or written or oral contracts, including obligations arising under the doctrine of promissory estoppel.

FIN 47, Accounting for Conditional Asset Retirement Obligations – an interpretation of SFAS No. 143, clarifies the term “conditional asset retirement obligation,” as used in SFAS No. 143 and the circumstances under which an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. No amount is recorded for asset retirement obligations relating to the assets as it is not possible to make a reasonable estimate of the fair value of the liability due to the inability to determine the scope and timing of the asset retirements. Management believes it is reasonable to assume that all retirement costs associated with the pipeline system will be recovered through rates in future periods.

j)	Government Regulation
Tuscarora, the LP’s wholly-owned pipeline system, is subject to regulation by the FERC. The Company’s accounting policies conform to SFAS No. 71, Accounting for the Effects of Certain Types of Regulation. Accordingly, certain assets or liabilities that result from the regulated ratemaking process are recorded that would not be recorded under generally accepted accounting principles for non-regulated entities. The Company regularly evaluates the continued applicability of SFAS No. 71, considering such factors as regulatory changes, the impact of competition, and the ability to recover regulatory assets. As of December 31, 2007 and 2006, the LP has no regulatory assets or liabilities.

Note 3    Investment in Great Lakes
On February 22, 2007, the LP acquired a 46.45 per cent general partner interest in Great Lakes. TransCanada, which previously held a 50 per cent interest in Great Lakes, acquired the other 3.55 per cent interest concurrent with the LP’s acquisition of its interest. Effective February 22, 2007, a wholly-owned subsidiary of TransCanada became the operator of Great Lakes. Great Lakes is regulated by the FERC.

The LP uses the equity method of accounting for its investment in Great Lakes. Great Lakes had no undistributed earnings for the year ended December 31, 2007.

The following table contains summarized consolidated balance sheet information for Great Lakes as at December 31, 2007:

Summarized Consolidated Great Lakes Balance Sheet

December 31 (millions of dollars)	2007

Assets
Cash and short-term investments	32.0
Other current assets	55.5
Plant, property and equipment, net	969.2
1,056.7

Liabilities and Partners' Equity
Current liabilities	50.7
Deferred credits	0.4
Long-term debt, including current maturities	440.0
Partners' capital	565.6
1,056.7

Note 4    Investment in Northern Border
The LP owns a 50 per cent general partner interest in Northern Border. The remaining 50 per cent partnership interest in Northern Border is held by ONEOK Partners, L.P. (ONEOK), a publicly traded limited partnership. The Northern Border system was operated by ONEOK Partners GP, LLC (ONEOK Partners GP), a wholly-owned subsidiary of ONEOK, Inc. during the three months ended March 31, 2007. Effective April 1, 2007, TransCanada Northern Border Inc. (TCNB), a wholly-owned subsidiary of TransCanada, became the operator of Northern Border. Northern Border is regulated by the FERC.

On April 6, 2006, the LP acquired an additional 20 per cent general partner interest in Northern Border. The LP uses the equity method of accounting for its investment in Northern Border. Equity income from Northern Border includes amortization of a $10 million transaction fee paid to the operator of Northern Border as an inducement to become operator at the time of the additional 20 per cent acquisition in April 2006. Northern Border had no undistributed earnings for the years ended December 31, 2007 and 2006.

The following table contains summarized balance sheet information for Northern Border as at December 31, 2007 and 2006:

Summarized Northern Border Balance Sheet

December 31 (millions of dollars)	2007	2006

Assets
Cash and short-term investments	22.9	11.0
Other current assets	39.8	35.5
Plant, property and equipment, net	1,428.3	1,475.7
Other assets	23.9	22.5
	1,514.9	1,544.7

Liabilities and Partners' Equity
Current liabilities	53.4	47.7
Deferred credits and other	8.1	2.1
Long-term debt, including current maturities and notes payable	615.3	619.8
Partners' equity
Partners' capital	840.5	874.1
Accumulated other comprehensive (loss)/income	(2.4)	1.0
	1,514.9	1,544.7

Note 5    Investment in Tuscarora
As of December 31, 2007, the LP wholly-owns Tuscarora. On December 19, 2006, the LP acquired an additional 49 per cent general partner interest in Tuscarora from Tuscarora Gas Pipeline Co., a wholly-owned subsidiary of Sierra Pacific Resources. Prior to this acquisition, the LP used the equity method of accounting for its investment in Tuscarora. Subsequent to this acquisition, the LP used the consolidation method of accounting for its investment in Tuscarora. On December 31, 2007, the LP acquired the remaining two per cent general partner interest in Tuscarora, with one per cent purchased from a wholly-owned subsidiary of TransCanada and the other one per cent purchased from Tuscarora Gas Pipeline Co. Tuscarora is operated by TCNB. Tuscarora is regulated by the FERC.

Tuscarora had no undistributed earnings for the years ended December 31, 2007 and 2006.

Note 6    Plant, Property and Equipment
	2007			2006
		Accumulated	Net Book		Accumulated	Net Book
December 31 (millions of dollars)	Cost	Depreciation	Value	Cost	Depreciation	Value
Tuscarora
Pipeline	146.6	53.1	93.5	146.1	48.2	97.9
Compression	25.0	5.5	19.5	25.0	4.5	20.5
Metering and other	11.0	3.1	7.9	10.0	2.7	7.3
Under construction	13.2	-	13.2	1.3	-	1.3
	195.8	61.7	134.1	182.4	55.4	127.0

Note 7    Acquisitions
Great Lakes
On February 22, 2007, the LP acquired a 46.45 per cent general partner interest in Great Lakes from El Paso Corporation. The total purchase price was $942.4 million, subject to certain closing adjustments, and included the indirect assumption of $209.0 million of debt. The acquisition was partially financed through a private placement of common units for gross proceeds of $600.0 million which closed concurrently with the acquisition. A dilution gain of $17.6 million was recognized as a result of the common units owned by the GP having an increased value after the private placement with a reduction to non-controlling interests on the balance sheet. In addition, the GP maintained its two per cent general partner interest in the LP by contributing $12.6 million to the LP in connection with the private placement. The LP funded the balance of the total consideration with a draw on its senior credit facility, which was amended and restated in connection with the acquisition.

The acquisition was accounted for using the purchase method of accounting. The purchase price was allocated using an estimate of fair value of the net assets at the date of acquisition. The difference between the purchase price and the estimated fair value of net assets of $457.5 million, being goodwill, was recorded as part of the LP’s investment in Great Lakes.

Great Lakes’ business is subject to rate regulation based on historical costs which do not change with market conditions or change of ownership. Accordingly, upon acquisition, the assets and liabilities of Great Lakes were determined to have a fair value equal to the rate regulated historical costs. No intangibles other than goodwill were identified in the acquisition.

TransCanada, which previously held a 50 per cent interest in Great Lakes, acquired the other 3.55 per cent general partner interest simultaneously with the LP’s acquisition of its interest. In connection with these transactions, a wholly-owned subsidiary of TransCanada became the operator of Great Lakes.

Northern Border
On April 6, 2006, the LP acquired an additional 20 per cent general partner interest in Northern Border for $298.0 million plus a $10.0 million transaction fee payable to TCNB, bringing the LP’s total interest to 50 per cent. Through the acquisition, the LP indirectly assumed $121.7 million of debt. The LP funded the transaction through a Bridge Loan Credit Facility (see note 8). In connection with this transaction, TCNB became the operator of Northern Border in April 2007.

The acquisition was accounted for using the purchase method of accounting. The purchase price was allocated using an estimate of fair value of the net assets at the date of acquisition. The difference between the purchase price and the fair value of net assets of $115.0 million, being goodwill, was recorded as part of the LP’s investment in Northern Border. The $10.0 million transaction fee payable to the operator has been recorded as part of the LP’s investment in Northern Border and is being amortized over the term of the related operating agreement.

Northern Border’s business is subject to rate regulation based on historical costs which do not change with market conditions or change of ownership. Accordingly, upon acquisition, the assets and liabilities of Northern Border were determined to have a fair value equal to the rate regulated historical costs. No intangibles other than goodwill were identified in the acquisition.

Tuscarora
On December 19, 2006, the LP acquired an additional 49 per cent general partnership interest in Tuscarora for $99.8 million. Through the acquisition the LP indirectly assumed $37.5 million of Tuscarora debt. The LP funded the transaction through the Senior Credit Facility (see note 8). In connection with this transaction, TCNB became the operator of Tuscarora.

The acquisition was accounted for using the purchase method of accounting. The purchase price was allocated as follows using an estimate of fair value of the assets acquired and liabilities assumed at the date of acquisition:

Purchase Price Allocation (millions of dollars)	Acquisition of additional 49% interest
Current assets	4.7
Plant, property and equipment	56.6
Other non-current assets	0.7
Goodwill	79.1
Current liabilities	(2.6)
Long-term debt	(37.5)
Non-controlling interests	(1.2)
99.8

On December 31, 2007, the LP acquired the other two per cent general partner interest in Tuscarora. One per cent was purchased from a wholly-owned subsidiary of TransCanada, while the other one per cent was purchased from Tuscarora Gas Pipeline Co. for a total purchase price of $3.9 million. The acquisitions were accounted for using the purchase method of accounting. The difference between the combined purchase prices and the non-controlling interest recorded on the LP’s balance sheet of $2.6 million was recorded as goodwill.

Tuscarora’s business is subject to rate regulation based on historical costs which do not change with market conditions or change of ownership. Accordingly, upon acquisition, the assets and liabilities of Tuscarora were determined to have a fair value equal to the rate regulated historical costs. No intangibles other than goodwill were identified in the acquisitions.

Note 8    Credit Facilities and Long-Term Debt
(millions of dollars)	2007	2006

Senior Credit Facility	507.0	397.0
Series A Senior Notes	54.5	57.9
Series B Senior Notes	5.5	6.0
Series C Senior Notes	6.4	7.2
Revolving Credit Facility	-	-
	573.4	468.1

On February 28, 2006, the LP renewed a $20.0 million unsecured credit facility (Revolving Credit Facility). In 2006, the LP repaid the Revolving Credit Facility in full and it was terminated. The interest rate on the Revolving Credit Facility averaged 5.60 per cent for the year ended December 31, 2006.

On March 31, 2006, the LP entered into an unsecured credit agreement for a $310.0 million credit facility (Bridge Loan Credit Facility) with a banking syndicate. Borrowings under the Bridge Loan Credit Facility bore interest, at the option of the LP, at the LIBOR or the base rate plus an applicable margin. On April 5, 2006, the LP borrowed $307.0 million under the Bridge Loan Credit Facility to finance the purchase price and a $10.0 million transaction fee payable in connection with the acquisition of an additional 20 per cent general partner interest in Northern Border. The remaining $3.0 million commitment under the Bridge Loan Credit Facility was terminated. On December 12, 2006, the Bridge Loan Credit Facility was refinanced through a $297.0 million draw on a $410.0 million credit agreement (Senior Credit Facility) with a banking syndicate and the use of $10.0 million cash on hand. The interest rate on the Bridge Loan Credit Facility averaged 6.29 per cent for the year ended December 31, 2006.

On December 12, 2006, the LP entered into a credit agreement for the Senior Credit Facility. On December 19, 2006, the LP borrowed an additional $100.0 million under the Senior Credit Facility to finance the purchase price of an additional 49 per cent general partner interest in Tuscarora.

On February 13, 2007, the Senior Credit Facility was amended and restated in connection with the Great Lakes acquisition. The amount available under the Senior Credit Facility increased from $410.0 million to $950.0 million, consisting of a $700.0 million senior term loan and a $250.0 million senior revolving credit facility, with $194.0 million of the senior term loan available being terminated upon closing of the Great Lakes acquisition. In accordance with the Senior Credit Facility agreement, once repaid, a senior term loan cannot be re-borrowed. On November 29, 2007, $18.0 million of the senior term loan was repaid and hence terminated, leaving $488.0 million available and outstanding under the senior term loan. At December 31, 2007, $19.0 million is outstanding under the senior revolving credit facility, leaving $231.0 million available for future borrowings.

The Senior Credit Facility matures on December 12, 2011, at which time all amounts outstanding will be due and payable. Amounts borrowed may be repaid in part or in full prior to that time without penalty. Borrowings under the Senior Credit Facility will bear interest based, at the LP’s election, on the LIBOR or the prime rate plus, in either case, an applicable margin. There was $507.0 million outstanding under the Senior Credit Facility at December 31, 2007 (2006 - $397.0 million). The interest rate on the Senior Credit Facility averaged 6.01 per cent for the year ended December 31, 2007 (2006 – 6.16 per cent). After hedging activity, the interest rate incurred on the Senior Credit Facility averaged 5.75 per cent for the year ended December 31, 2007. Prior to hedging activities, the interest rate was 5.62 per cent at December 31, 2007 (2006 – 6.07 per cent). At December 31, 2007, the LP was in compliance with its financial covenants.

In 1995, Tuscarora issued $91.7 million of 7.13 per cent senior secured notes, which mature on December 21, 2010 (Series A). In 2000, Tuscarora issued $8.0 million of 7.99 per cent senior secured notes, which mature on December 21, 2010 (Series B). In 2002, Tuscarora issued $10.0 million of 6.89 per cent senior secured notes, which mature on December 21, 2012 (Series C). The Series A, Series B and Series C notes (collectively, the Notes) have a final payment at maturity of $46.7 million, $4.1 million and $2.7 million, respectively. The Notes are secured by Tuscarora’s transportation contracts, supporting agreements and substantially all of Tuscarora’s property. The credit agreement for the Notes contains certain provisions that include, among other items, limitations on additional indebtedness and distributions to partners.

Annual maturities of the Senior Credit Facility and the Notes are summarized as follows:

2008	4.6
2009	4.4
2010	53.5
2011	507.8
2012	3.1
573.4

Note 9    Income Taxes
Deferred income tax liabilities of $21.7 million for 2007 (2006 - $18.6 million) arise from the Company’s investments having higher book basis than tax basis.

Note 10  Stockholder’s Equity
A wholly-owned subsidiary of TransCanada holds 100 common shares representing 100 per cent of the issued common stock of the Company. On December 11, 2007, the Company declared a distribution of $7.5 million in the form of a dividend to a wholly-owned subsidiary of TransCanada. On July 21, 2006 the Company declared a distribution of $6.5 million in the form of a return of capital to the same wholly-owned subsidiary of TransCanada.

Note 11  Related Party Transactions
The Company does not have any employees. The management and operating functions are provided by TransCanada. TransCanada does not receive a management fee or other compensation in connection with its management of the Company. The Company reimburses TransCanada for all costs of services provided, including the costs of employee, officer and director compensation and benefits, and all other expenses necessary or appropriate to the conduct of the business of, and allocable to, the Company. Such costs include (i) overhead costs (such as office space and equipment) and (ii) out-of-pocket expenses related to the provision of such services. Total costs charged to the Company by TransCanada was $1.9 million for the year ended December 31, 2007 (2006 - $1.2 million).

A wholly-owned subsidiary of TransCanada became the operator of Great Lakes through TransCanada’s acquisition of Great Lakes Gas Transmission Company on February 22, 2007. On December 19, 2006, the LP acquired an additional 49 per cent general partner interest in Tuscarora. In connection with this transaction, TCNB became the operator of Tuscarora. TransCanada and its affiliates provide capital and operating services to the LP’s pipeline systems. TransCanada and its affiliates incur costs on behalf of the LP’s pipeline systems, including, but not limited to, employee benefit costs, property and liability insurance costs, and transition costs. Total costs charged to the LP’s pipeline systems in 2007 by TransCanada and its affiliates and amounts owed to TransCanada and its affiliates at December 31, 2007 are summarized in the following table:

(millions of dollars)	Great Lakes	Northern Border	Tuscarora

Costs charged by TransCanada and its affiliates	25.6	22.5	1.8
Impact on the LP's net income	11.2	11.0	0.9
Amount owed to TransCanada and its affiliates	1.9	3.0	3.5

Great Lakes earns transportation revenues from TransCanada and its affiliates under fixed priced contracts with remaining terms ranging from one to ten years. Great Lakes earned $113.9 million of transportation revenues under these contracts for the period February 23, 2007 to December 31, 2007. This amount represents 48.2 per cent of total revenues earned by Great Lakes for the period February 23, 2007 to December 31, 2007. $52.9 million of transportation revenue is included in the LP’s equity income from Great Lakes during the same period. At December 31, 2007, $10.0 million is included in Great Lakes’ receivables in regards to the transportation contracts with TransCanada and its affiliates.

For the year ended December 31, 2007, the LP recorded transmission revenues of $19.4 million in regards to various contracts with Sierra Pacific Power Company, a wholly-owned subsidiary of Sierra Pacific Resources.

On April 6, 2006, the LP acquired an additional 20 per cent general partner interest in Northern Border. At the time of this transaction, the LP paid a $10.0 million transaction fee to TCNB related to the assumption of operatorship. This fee has been recorded as part of the LP’s investment in Northern Border and is being amortized over the term of the related operating agreement partially offsetting equity income.

On May 8, 2007, the LP reimbursed TransCanada $2.8 million for third party costs related to the LP’s acquisition of its interest in Great Lakes. On September 26, 2007, the LP reimbursed TransCanada $1.2 million for a working capital adjustment related to the LP’s acquisition of its interest in Great Lakes.

On December 31, 2007, the LP acquired a one per cent general partner interest in Tuscarora from a wholly-owned subsidiary of TransCanada for $2.0 million. The purchase price of this acquisition was derived from the formula used to calculate the purchase price of a separate one per cent general partner interest in Tuscarora which was purchased from Tuscarora Gas Pipeline Co. on the same day.

As at December 31, 2007, $0.4 million was owed to TransCan Northern Ltd., a wholly-owned subsidiary of TransCanada (2006 - $0.5 million). As at December 31, 2007, $3.1 million was owed to TransCanada PipeLines USA Ltd. (TCPL USA), a wholly-owned subsidiary of TransCanada (2006 - $2.3 million).

As at December 31, 2006, $6.0 million was owed to the Company by TCPL USA under a credit facility agreement. The advance bore interest at the United States prime rate. Amounts advanced were repaid in full in 2007.

Note 12  Capital Requirements
On April 30, 2007, the LP made a contribution of $7.5 million to Northern Border, representing the LP’s 50 per cent share of a $15.0 million cash call issued by Northern Border. The funds were used by Northern Border to repay indebtedness.

The LP contributed $3.1 million to Northern Border during 2006, representing its then 30 per cent share of a $10.3 million cash call issued by Northern Border. The funds were used by Northern Border to fund an expansion project.

Note 13  Derivative Financial Instruments
The carrying value of cash and short-term investments, accounts receivable and other, accounts payable and accrued interest approximate their fair values because of the short maturity or duration of these instruments, or because the instruments carry a variable rate of interest or a rate that approximates current rates. The fair value of the LP’s long-term debt is estimated by discounting the future cash flows of each instrument at current borrowing rates.

The estimated fair values of the LP’s and its subsidiary’s long-term debt as of December 31, 2007 and 2006 are as follows:

	2007		2006
(millions of dollars)	Carrying Value	Fair Value	Carrying Value	Fair Value

Senior Credit Facility	507.0	507.0	397.0	397.0
Series A Senior Notes	54.5	58.7	57.9	60.9
Series B Senior Notes	5.5	6.0	6.0	6.4
Series C Senior Notes	6.4	7.0	7.2	7.5
	573.4	578.7	468.1	471.8

The LP’s short-term and long-term debt results in exposure to changing interest rates. The LP uses derivatives to assist in managing its exposure to interest rate risk.

At December 31, 2007, the fair value of the interest rate swaps and options accounted for as hedges was negative $9.8 million (2006 - positive $1.6 million). The fair value of interest rate swaps and options have been calculated using year-end market rates. The notional amount hedged was $475.0 million as at December 31, 2007 (2006 - $200.0 million). $300.0 million of variable-rate debt is hedged by an interest rate swap during the period from March 12, 2007 through December 12, 2011, where the weighted average fixed interest rate paid is 4.89 per cent. $100.0 million of variable-rate debt is hedged by an interest rate option during the period from May 22, 2007 through May 22, 2009 to an interest rate range between a weighted average floor of 4.09 per cent and a cap of 5.35 per cent. $75.0 million of variable-rate debt is hedged by an interest rate swap during the period from February 29, 2008 through February 28, 2011, where the fixed interest rate paid will be 3.86 per cent. In addition to these fixed rates, the LP pays an applicable margin in accordance with the Senior Credit Facility agreement. The interest rate swaps and options are structured such that the cash flows match those of the Senior Credit Facility.

Note 14  Accounting Pronouncements
In 2006, the Financial Accounting Standards Board issued SFAS No. 157, Fair Value Measurements, and during 2007,issued SFAS No. 141(R), Business Combinations - revised, SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115, and SFAS No. 160, Noncontrolling Interests in Consolidated financial Statements.

SFAS No. 157 establishes a framework for measuring fair value and requires additional disclosures about fair value measurements. The effect of adopting SFAS No. 157 is not expected to be material to the Company’s results of operations or financial position.

SFAS No. 141(R) replaces SFAS No. 141, Business Combinations. SFAS No. 141 (R) retains the fundamental requirements of SFAS No. 141 that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination, with the objective of improving the relevance and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. The requirements of this standard will not have a material impact on the results of the Company.

SFAS No. 159 permits entities to choose to measure selected financial assets and financial liabilities at fair value. The fair value option established by SFAS No. 159 permits all entities to choose to measure eligible items at fair value at specified election dates. The effect of adopting SFAS No. 159 is not expected to be material to the LP’s results of operations or financial position.

SFAS No. 160 clarifies the classification of non-controlling interests in consolidated statements of financial position and the accounting for and reporting of transactions between the reporting entity and holders of such non-controlling interests. The Company is currently reviewing the applicability of SFAS No. 160 to its financial position.

In June 2007 the Emerging Issues Task Force of the FASB issued EITF 07-4, “Application of the Two-Class Method under FASB Statement No. 128, Earnings per Share, to Master Limited Partnerships”. EITF 07-4 addresses how current period earnings of a Master Limited Partnership (MLP) should be allocated to the GP, limited partners and when applicable, incentive distribution rights when applying the two-class method under Statement 128. A tentative conclusion was ratified by the FASB in December 2007. The Company is currently reviewing the applicability of EIFT 07-4 to its financial position.